Exhibit 99.1

Press Release

Swisscom to reduce interconnection prices from 2003

Swisscom Fixnet Wholesale is to reduce the interconnection prices announced on 15 October 2002. The new prices will be around 10% lower than the 2002 prices and will be valid for telecommunications providers in Switzerland with effect from 1 January 2003.

Swisscom Fixnet Wholesale already announced on 15 October 2002 that it was going to reduce its 2003 interconnection prices. After checking the interconnection prices again using the LRIC method, Swisscom ascertained that the original calculation was too high due to an input error. Swisscom immediately corrected the error. The new prices will be approximately 10% lower than the previous year. The reduction will be fully passed on to Swisscom Fixnet Wholesale customers.

Interconnection regulates the links between the networks of Swisscom and those of alternative providers, and allows telecommunications providers to gain access to over three million households in Switzerland. The interconnection prices include only the relevant costs and no profit margin.

Interconnection prices (see table below for details) vary depending on service and usage. Based on effective traffic distribution (standard rate 38%, off-peak rate 62%) and an average call duration of four minutes, the average price for regional termination in the year 2003 will be 1.30 cents per minute.

Press Release

Current interconnection prices (in cents):

	Peak	Off-peak	Average
Traffic distribution	36%	64%	100%
Regional termination
Price per minute	1.72	0.86	1.17
Call setup	1.54	0.77	1.05
Price per minute for 4-minute call	2.11	1.05	1.43
National termination
Price per minute	2.71	1.35	1.84
Call setup	2.01	1.01	1.37
Price per minute for 4-minute call	3.21	1.60	2.18

Prices under Swisscom LRIC effective 1 January 2003 (in cents):

	Peak	Off-peak	Average
Traffic distribution	38%	62%	100%
Regional termination
Price per minute	1.59	0.80	1.10
Call setup	1.14	0.57	0.79
Price per minute for 4-minute call	1.88	0.94	1.30
National termination
Price per minute	2.54	1.27	1.75
Call setup	1.61	0.80	1.11
Price per minute for 4-minute call	2.94	1.47	2.03

Berne, 18 November 2002